FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___	Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated November 7, 2002, regarding the progress of its debt restructuring plan.

Attached hereto and incorporated by reference herein is Registrant's press release dated November 8, 2002, announcing the selection of Registrant's subsidiary by The Steak n Shake Company to provide a broadband satellite-based IP network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/Yoav Leibovitch Yoav Leibovitch Chief Financial Officer

Dated: November 11, 2002

Nov 07, 2002

Gilat makes progress on debt restructuring plan
Stay granted in the United States is based upon the previously granted stay in Israel

Petah Tikva, Israel, November 7, 2002 - Gilat Satellite Networks Ltd. (NASDAQ: GILTF), a worldwide leader in satellite networking technology, today announced that a stay of action by the bondholders and banks has been granted in the United States based upon the stay granted by the Israeli District Court in Tel Aviv on October 16, 2002. The stay, which has the support of the Company's major banks and majority of bondholders, is intended to allow the completion of a detailed restructuring plan and its further submission to bondholders and banks. The stay, which may be further extended, will be in effect for the duration of the 30-day stay in Israel.

Gilat Chairman and CEO Yoel Gat said, "Our debt restructuring process is moving forward as expected. It is important to understand that these filings are merely technical requirements to bring the plan to closure, and are not filings for reorganization under Chapter 11. Gilat's operations are continuing as normal throughout this process."

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL. Skystar Advantage(R), Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at http://www.gilat.com/. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott,
VP, Investor Relations (USA)
Tel: +703-848-1515
tim.perrott@spacenet.com

Nov 08, 2002

Gilat's Spacenet Subsidiary to Provide The Steak n Shake Company with Broadband Satellite Communications Network
Spacenet's Connexstar(SM) service powers critical applications for leading restaurant chain

PETAH TIKVA, Israel, Nov. 8, 2002, Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced its U.S. subsidiary, Spacenet Inc., has been selected by The Steak n Shake Company to deploy a broadband satellite-based IP network at a minimum of 350 Steak n Shake restaurant locations nationwide.

Spacenet's Connexstar broadband satellite service will provide Steak n Shake with commercial grade, high-speed, always-on connectivity for critical point-of-sale applications.

The installation of the Connexstar service is part of Steak n Shake's continuing effort to improve performance through technology in its restaurants. The Company will use the service to provide management with timely information and new management tools.

"Steak n Shake is committed to providing the best possible guest service through hospitality," said Vic Yeandel, Steak n Shake's Vice President of Marketing and Investor Relations. "Improved data connectivity will improve the flow of information and give management access to web-based tools for improving performance. We expect this improvement to result in a better experience for our guests. After looking at a variety of connectivity solutions, we found that Spacenet's Connexstar service offered the most cost-effective solution for our needs."

The Steak n Shake Company will utilize Spacenet's Connexstar 150 service offering. This service is specifically designed to meet the requirements of retail enterprises where connectivity needs are primarily driven by IP-based point-of-sale applications. In contrast to many competing broadband offerings, Connexstar eliminates the need for remote router devices, is available everywhere throughout the US and offers very favorable economics. It is also scaleable, allowing customers to expand their bandwidth over time as new applications are brought on line, without changing or upgrading the remote site hardware.

Nick Supron, Spacenet's President and CEO, said, "As more and more restaurants move to adopt new applications and automation, affordable on-line connectivity has become critical. Steak n Shake joins the growing list of restaurants that have adopted Connexstar to serve their POS and back-office redundancy needs. We're extremely pleased to add Steak n Shake to our list of customers and we feel their decision to deploy our Connexstar service is a clear indication of how well suited this service is to the needs of this market."

About The Steak n Shake Company
Steak n Shake currently has system wide sales of approximately $600 million from over 400 restaurants in 19 states. Steak n Shake is a full service, casual dining restaurant serving a core menu of their famous Steakburgers, thin 'n crispy French Fries and old fashioned hand-dipped Milk Shakes. Menu variety includes sandwiches, such as the Turkey Melt and the Grilled Chicken Breast, as well as Chili, home style soups, fresh salads, a variety of desserts and breakfast. All of the food is prepared to the customer's order and served by friendly, well-trained employees. Steak n Shake restaurants feature full-service dining areas, counter service and drive-thru windows. Restaurants are open 24 hours a day, seven days a week.

Background on Spacenet's Connexstar service
Powered by Gilat's 360E VSAT platform, Connexstar provides commercial-grade, always-on high-speed Internet connectivity anywhere in the continental United States - with the ability to add high-speed credit authorization, commercially licensed TV and music, distance learning, content multicasting and secure private networking services using the same remote site hardware. Connexstar services include business-grade installation, integrated routing functionality, depot maintenance and second-level help desk support. A variety of on-site field service options - such as 24x7 help desk and same day, 7x12 on-site maintenance - are also available to meet specific business requirements. Embedded TCP/IP implementation coupled with Gilat's industry-leading Internet browsing acceleration technologies provides high performance and enhanced user experience. Learn more about Connexstar at http://www.connexstar.com/.

About Spacenet
With headquarters in McLean, Virginia, Spacenet Inc. is a wholly owned subsidiary of Gilat Satellite Networks Ltd. of Petah Tikva, Israel. Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full turnkey, outsource basis. Visit Spacenet at http://www.spacenet.com/.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner with SES GLOBAL in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage(R), Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at http://www.gilat.com/. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott,
VP, Investor Relations (USA)
Tel: +703-848-1515
tim.perrott@spacenet.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com